Exhibit 99.1

Genmab Announces Initiation of Share Buy-Back Program

Company Announcement

●	Repurchase of up to 220,000 shares
●	Honoring commitments under our Restricted Stock Unit program
●	Completion expected on March 31, 2023

COPENHAGEN, Denmark; February 22, 2023 – Genmab A/S (Nasdaq: GMAB) announced today that it is initiating a share buy-back program to honor our commitments under our Restricted Stock Unit program. The share buy-back program will be undertaken on the terms set out below and in accordance with Regulation (EU) No. 596/2014 (‘MAR’) and the Commission Delegated Regulation (EU) 2016/1052, also referred to as the “Safe Harbour Regulation.”

Purpose

The purpose of the share buy-back program is to honor our commitments under the Restricted Stock Unit program.

Time frame

The share buy-back program will start on February 23, 2023, and end on March 31, 2023 (unless Genmab terminates or suspends the program).

Terms

Genmab has appointed Danske Bank as lead manager for the share buy-back program. Danske Bank will make its own trading decisions and act independently of and without influence or involvement from Genmab. Under this share buy-back program Genmab may repurchase up to 220,000 shares.

Shares acquired under the program cannot be purchased at a price exceeding the higher of (i) the price of the latest independent transaction on Nasdaq Copenhagen and (ii) the price of the highest independent bid on Nasdaq Copenhagen at the time of the transaction. The total number of shares that may be purchased on a single trading day may not exceed 25% of the average daily trading volume over the preceding 20 trading days on Nasdaq Copenhagen.

As of February 22, 2023, Genmab holds 545,987 treasury shares equal to 0.83 % of the share capital.

Genmab is entitled to suspend or stop the program at any time subject to announcement to Nasdaq Copenhagen.

Upon initiation of the program, Genmab will issue a weekly announcement in respect of transactions made under the program.

About Genmab

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO) antibody medicines.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 06
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Announces Initiation of Share Buy-Back Program

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Global Communications and Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 06
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122